EXHIBIT (4)

                             THE DOCUMENT COMPANY
                                    XEROX


For additional Information contact:

Clark K. Robson          Charles K. Wessendorf    800 Long Ridge Road
Director, Investor       Manager, Investor        Stamford, Connecticut  06904
   Relations                Relations
203-968-3110             203-968-3489             Fax (203) 968-3944
CRobson@ea.xerox.com     CWessend@ea.xerox.com


                         XEROX CORPORATION ADOPTS NEW
                           SHAREHOLDER RIGHTS PLAN

STAMFORD, CT, April 7, 1997 -- Xerox Corporation announced today that its Board of Directors adopted a new Shareholder Rights Plan which will take effect when the current rights plan expires on April 16, 1997.

Under the new plan, which is substantially similar to the expiring plan, Rights will be distributed as a dividend at the rate of one Right for each share of common stock of the Company held by shareholders of record as of the close of business on April 16, 1997. Each Right will entitle shareholders to buy, upon occurrence of certain events, one unit of a share of preferred stock for $250.

The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the Company's common stock or commences a tender or exchange offer which, upon consummation, would result in a person or group owning 20 percent or more of the Company's common stock.

Under certain circumstances, the new Rights are redeemable at a price of $0.01 per Right and will expire on April 16, 2007, unless redeemed earlier.

                                   -XXX-

For additional information about The Document Company Xerox, please visit our World-wide Web site at http://www.xerox.com and select "Investor Information."